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October 27, 2008	AKaslow@KilpatrickStockton.com

Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

Re:	Ocean Shore Holding Co.

Form S-1, filed September 12, 2008

File No. 333-153454

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 21, 2008

File No. 000-51000

Dear Mr. Webb:

On behalf of Ocean Shore Holding Co. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 12, 2008 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 9, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Mark Webb

October 27, 2008

Form S-1

Comment No. 1:

With regard to any of the comments below on the registration statement on Form S-1 that are applicable to the company’s reports filed under the Securities Exchange Act of 1934, the company should also make such changes in future filings. Please confirm.

Response to Comment No. 1:

This will confirm that the Company will make any changes applicable to the Company’s reports filed under the Securities Exchange Act of 1934 in future filings under such Act.

Registration Statement Facing Page

Comment No. 2:

Please include on your facing page, the boxes corresponding to whether a registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company and please place a checkmark in the appropriate boxes.

Response to Comment No. 2:

The facing page of the registration statement has been revised in response to this comment.

Comment No. 3:

Please include all registrants, including the Plan, on the facing page of the registration statement.

Response to Comment No. 3:

The facing page of the registration statement has been revised in response to this comment.

Mark Webb

October 27, 2008

The “Interests” Prospectus

Securities Offered, page 3

Comment No. 4:

It seems inappropriate to assume a price of $10 per share when the price is $9 per share. Please advise.

Response to Comment No. 4:

The prospectus supplement has been revised to refer to the $9.00 per share offering price.

Description of the Plan, page 5

Comment No. 5:

Please delete the qualification of the summary by reference to the full text of the Plan. You are responsible for the accuracy of the summary. See Rule 411.

Response to Comment No. 5:

The second paragraph under “Description of the Plan – Introduction” on page 5 of the prospectus supplement has been revised in response to this comment.

Prospectus Cover Page

Comment No. 6:

Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Response to Comment No. 6

This will confirm that the Company will not use the prospectus before the effective date of the Registration Statement.

Mark Webb

October 27, 2008

General

Comment No. 7:

Please include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise the staff of the reasons for the omission of this table.

Response to Comment No. 7:

The equity compensation plan table required by Item 201(d) of Regulation S-K has been included on page 93 of the offering prospectus and page 115 of the proxy statement/prospectus.

Use of Proceeds, page 23

Comment No. 8:

You discuss that the amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand. Please discuss the level of loan demand you are currently experiencing in your market area and the capacity of your market to absorb these funds.

Response to Comment No. 8:

Additional disclosure has been provided on page 24 of the offering prospectus and page 45 of the proxy statement/prospectus in response to this comment.

Our Business

Lending Activities

One- to Four-Family Residential Loans, page 35

Comment No. 9:

Page 35 shows that 49.1% of your one- to four-family mortgage loans were secured by second homes or rental properties. If expected to have a material impact on revenues or net income, please disclose any relevant trends in rental homes in your market area.

Mark Webb

October 27, 2008

Response to Comment No. 9:

This will confirm that the Company has not identified any trends in rental homes in its market area that are expected to have a material impact on revenues or net income.

Analysis of Nonperforming and Classified Assets, page 64

Comment No. 10:

Please revise Table 20 to reflect nonaccrual real estate-mortgage loans and commercial loans at June 30, 2008 consistent with the amounts reported in Form 10-Q for the quarterly period ended June 30, 2008 on page 19, or advise the staff otherwise regarding the consistency of these amounts.

Response to Comment No. 10:

Table 20, which appears on page 64 of the offering prospectus and page 86 of the proxy statement/prospectus, has been revised to be consistent with the amounts reported in Form 10-Q for the quarter ended June 30, 2008.

Net Portfolio Value Analysis – Table 26. NPV Analysis, page 70

Comment No. 11:

Please revise Table 26 to be consistent with the table presented on page 28 in Form 10-Q for the quarterly period ended June 30, 2008, or advise the staff otherwise regarding the consistency of the amounts.

Response to Comment No. 11:

The table presented on page 28 in Form 10-Q for the quarter ended June 30, 2008 was prepared by the Company on a consolidated basis. Table 26 in the prospectus, on the other hand, was prepared by the Office of Thrift Supervision on a bank-only basis. The fact that Table 26 presents information on a bank-only basis is disclosed in the paragraph that precedes the table. In future filings, the Company intends to use the information provided by the Office of Thrift Supervision and present the information on a bank-only basis.

Mark Webb

October 27, 2008

Compensation Discussion and Analysis

Executive Compensation, page 83

Comment No. 12:

We note that you have provided an executive compensation table for the 2007 fiscal year. Please provide an executive compensation table for the past two fiscal years.

Response to Comment No. 12:

The summary compensation table on page 83 of the offering prospectus and page 105 of the proxy statement/prospectus has been expanded to provide information for the 2006 fiscal year in response to this comment.

Other Potential Post-Termination Benefits, page 87

Comment No. 13:

Please revise this section to discuss how the Company determined that the size of the post-termination payments were appropriate. Please refer to Item 402(j) and 402(b) of Regulation S-K.

Response to Comment No. 13:

Additional disclosure has been provided on page 80 of the offering prospectus and page 102 of the proxy statement/prospectus in response to this comment.

Stock Ownership, page 96

Comment No. 14:

You note that Hovde Capital Advisors LLC is a beneficial owner of more than 5% of the Company’s outstanding common stock. To the extent that you know, please indicate the effect of this conversion on the amount and percentage of present holdings of Hovde Capital Advisors LLC. See Item 202(b)(2) of Regulation S-K.

Mark Webb

October 27, 2008

Response to Comment No. 14:

The requested disclosure has been provided on page 96 of the offering prospectus and page 118 of the proxy statement/prospectus.

Subscriptions by Executive Officers and Directors, page 98

Comment No. 15:

Please disclose the percentage of total shares to be owned by directors and executive officers and their associates at the minimum of the range.

Response to Comment No. 15:

The requested disclosure has been provided on page 98 of the offering prospectus and page 120 of the proxy statement/prospectus. Please note that the columns in the table on these pages that show the number of shares owned are based on the application of the exchange ratio at the midpoint of the offering range. At the minimum of the offering range, the exchange ratio would be a different number and, therefore, the number of shares owned would be different. Because the numerator, as well as the denominator, changes with the size of the offering, the change in the number of shares to be owned by directors and executive officers is not significant.

The Conversion and Offering, page 106

Comment No. 16:

Please discuss in this section the conditions for closing, how funds will be stored until closing, and whether subscription funds will be promptly returned if the conditions are not met, and whether costs will be deducted from these funds.

Response to Comment No. 16:

The requested disclosure has been provided on page 106 of the offering prospectus.

Mark Webb

October 27, 2008

Index to Financial Statements of Ocean Shore Holding Co., page 140

Comment No. 17:

Please revise the Index to Financial Statements to properly reflect the Consolidated Balance Sheet Dates as of the years ended December 31, 2007 and 2006.

Response to Comment No. 17:

The Index to Financial Statements has been revised in response to this comment.

Financial Statements

Consolidated Statements of Financial Condition, page F-2

Comment No. 18:

Please revise the line item Mortgage-backed securities held to maturity estimated fair value – 2008 to refer to the proper unaudited amount of $4,308,994.

Response to Comment No. 18:

The Consolidated Statements of Financial Condition has been revised in response to this comment.

Exhibits

Comment No. 19:

Certain exhibits will be filed in the future. We may have comments once those documents are filed, so please provide the staff with copies as soon as practicable.

Response to Comment No. 19:

No response required.

Mark Webb

October 27, 2008

Exhibit 5.1

Comment No. 20:

The qualification about the resolution with regard to the number of shares is inappropriate. Please delete it.

Response to Comment No. 20:

The legality opinion has been revised as requested.

Prospectus of Ocean Shore Holding, Inc. (NEW)

Proxy Statement of Ocean Shore Holding Co.

Proposal 1 – Approval of the Plan of Conversion

Purchase of Shares, page 31

Comment No. 21:

Revise the discussion to delete the reference to natural persons residing in Lackawanna and Monroe Counties, Pennsylvania and replace it with the reference to natural persons who are residents of Atlantic and Cape May Counties, New Jersey.

Response to Comment No. 21:

The proxy statement/prospectus has been revised on page 31 in response to this comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11 Executive Compensation

Comment No. 22:

In future filings, please provide the disclosure required by Item 407(e)(5) of Regulation S-K.

Mark Webb

October 27, 2008

Response to Comment No. 22:

This will confirm that the Company will provide the disclosure required by Item 407(e)(5) of Regulation S-K in future filings.

*        *        *        *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5825.

Very truly yours,

/s/ Aaron M. Kaslow

Aaron M. Kaslow

cc:	Steven E. Brady, President and Chief Executive Officer

Allicia Lam, SEC

Christina Harley, SEC